
FORTIS
Solid partners, flexible solutions




03029744





Results first half-year 2003

Press release

Brussels / Utrecht, 28 August 2003



FORTIS

Solid partners, flexible solutions

First half year results 2003

Fortis realizes net profit of EUR 671 million in a difficult economic environment

Equity exposure reduced. Solvency remains strong.

- Net operating profit before value adjustments to the equity portfolio improved 2% compared to the first half of last year when market conditions were relatively better. In the second quarter the net operating profit before realized capital gains increased to EUR 540 million, or +41% compared with the first quarter of 2003.
- Revenues were depressed by lower stock markets, a flattening yield curve and reduced economic growth. However, lower interest rates presented an opportunity to realize higher capital gains on bonds.
- Total operating expenses continued to be under control, declining by 2%.
- Fortis reduced its equity exposure, as announced earlier, by approximately EUR 2 billion in the first half of this year, realizing a loss of EUR 647 million. The equity portfolio amounted to EUR 8 billion (5.5% of total investments) as at 30 June 2003, compared to EUR 10 billion (7.0% of total investments) at the end of 2002.
- The stock market recovery in the second quarter generated a net value adjustment of a positive EUR 0.5 billion compared to a negative EUR 1.2 billion in the first quarter.
- The positive net value adjustment together with net operating profit before value adjustments resulted in a net profit of EUR 1.1 billion for the second quarter of 2003.
- Net profit for the first half of 2003 was EUR 671 million compared to a loss of EUR 453 million for the first quarter.
- Fortis's solvency remains strong. As at 30 June 2003, net core capital after the dividend payment of EUR 1.1 billion was EUR 16.9 billion. This was EUR 7.2 billion or 74% above the legally required minimum and EUR 1.4 billion or 9% above Fortis's own floor.

Fortis In EUR million	First half 2003	First half 2002	Change as %
Net operating profit before realized capital gains	923	1,171	(21)
Realized capital gains [1]	500	219	128
Net operating profit after realized capital gains [1]	1,423	1,390	2
Value adjustment of the equity portfolio			
Realized	(647)	89	
Unrealized	(93)	-	
Net operating profit	683	1,479	(54)
Non operating items	(12)	40	
Net profit	671	1,519	(56)

[1] *After tax, excluding equity portfolio.*

Fortis CEO Anton van Rossum comments: 'Fortis's performance continues to be affected by the weak economy and the low, albeit improving, stock markets. We continue to make progress on the operational side of the business. However, there is still more to do. We took action to adjust to the volatile market conditions in the first half of 2003 by disposing of part of our equity portfolio and we continue to manage solvency in a prudent way. Given the uncertainties in respect of near-term interest rates and stock market levels, it is not realistic at this time to give a forecast for Fortis's full-year 2003 results.'

Banking

- Net operating profit before value adjustments to the equity portfolio down 8% on the first half of 2002, when market conditions were substantially better.
- Net interest income down 8%, mainly as a result of a flattening euro yield curve. Net realized capital gains on bonds increased 50% to EUR 342 million in the first half of 2003, benefiting from low yields and reducing our interest rate sensitivity.
- Second quarter commissions improved to EUR 446 million from EUR 426 million in the first quarter. However, compared to the first six months of 2002, net commission income declined 8% to EUR 872 million in the first six months of 2003 mainly due to lower stock market-related activities.
- Results from financial transactions (excluding realized gains) improved to EUR 350 million thanks to strong net trading results. The tax favourable compensation from the trading results in the second quarter resulted in a reduction in the effective tax rate to 16% compared to 35% for the first quarter.
- The value adjustment of the credit portfolio was higher at EUR 363 million than the relatively low level of EUR 259 million for the same period last year. The value adjustment for the second half of 2003 is expected to remain at a similar level to that for the first half.
- Operating expenses were well under control and declined 2%. Staff costs decreased by 2% and other costs decreased by 2%. The number of FTEs declined by around 1,000 or 2.5% to 38,700 in the first six months, already reaching our target for the year. FTEs will decrease by at least another 500 in the second half of the year.
- The cost/income ratio, at 60%, was at the same as for the first half of 2002, notwithstanding the reduction in revenues.
- The tier-1 ratio and capital adequacy ratio remained high at respectively 8.3% and 13.0%. Risk-weighted commitments were tightly managed and increased by only 0.3% to EUR 152 billion in the first six months of the year.

Banking business In EUR million	First half 2003	First half 2002	Change as %
Total revenues, net of interest expense	4,221	4,329	(3)
Operating expenses	2,604	2,670	(2)
Net operating profit before realized capital gains	515	709	(27)
Realized capital gains [1]	342	228	50
Net operating profit after realized capital gains [1]	857	937	(8)
Value adjustment of the equity portfolio			
Realized	27	(1)	
Unrealized	(33)	-	
Net operating profit	851	936	(9)

[1] *After tax, excluding equity portfolio.*

Insurance

- Net operating profit before value adjustments to the equity portfolio increased by 19% to EUR 672 million compared to the first half of 2002.
- Gross premium income from Life advanced 20% to EUR 5,164 million (organically 17%), mainly as a result of higher sales of traditional insurances in Belgium.
- Non-life performed well at all business lines. After adjustment for exchange differences, gross premium income from Non-life improved 5%. Including the impact of the weaker US dollar, gross premium income fell 8% to EUR 5,835 million.
- Technical results at Non-life improved by 21% to EUR 347 million compared to the first half of last year. All lines achieved good technical results due to lower claims and higher tariffs. The net combined ratio (excluding Fortis, Inc.) was 97.8% compared with 102.7% for the first six months of 2002.
- In the Benelux countries, the number of FTEs decreased 200 to 10,700 at the end of June 2003. Fortis Insurance International saw its FTEs rise 100 to 3,200 because of increased activities in the UK and Spain. The number of FTEs at Fortis, Inc. rose 300, compared with year-end 2002, to 12,100 at the end of June 2003 as a result of an operational expansion.
- On 20 June 2003, Fortis ASR announced it would reduce its workforce by a further 14% or 750 jobs over the next three years, as part of its utilization of the synergy potential of its eight insurance companies.
- The overall costs of the Insurance business decreased 4%, mainly as a result of exchange rate differences (organically +1%).
- The Insurance business's equity portfolio amounted to EUR 6.3 billion (12% of total investments) as at 30 June 2003, compared to EUR 8.0 billion (16% of total investments) at the end of 2002.

Insurance business In EUR million	First half 2003	First half 2002	Change as %
Gross premium income	10,999	10,636	3
Costs	1,327	1,384	(4)
Net operating profit before realized capital gains	516	573	(10)
Realized capital gains [1]	156	(8)	
Net operating profit after realized capital gains [1]	672	565	19
Value adjustment of the equity portfolio			
Realized	(674)	90	
Unrealized	(32)	-	
Net operating profit	(34)	655	

[1] *After tax, excluding equity portfolio.*

Solvency

Net core capital is based on a conservative calculation. It excludes any unrealized capital gains on the bond portfolio, goodwill, and any elements of embedded value.

Solvency (in EUR billion)	**30 June 2003**
Net core capital	16.9
Legally required minimum	9.7
Surplus above legally required minimum	7.2
Surplus above legally required minimum (as %)	74
Fortis's floor	15.5
Surplus above Fortis's floor	1.4
Surplus above Fortis's floor (as %)	9

Fortis's solvency remains strong. As at 30 June, net core capital after the dividend payment of EUR 1.1 billion was EUR 16.9 billion, EUR 7.2 billion (74%) above the legally required minimum and EUR 1.4 billion (9%) above Fortis's own floor. In view of the developments in the stock markets, Fortis reduced its equity exposure in the first half of 2003. This reduced our sensitivity to a 10% movement in the equity market from EUR 600 million at the beginning of 2003 to around EUR 300 million as at 30 June 2003. At 30 June, equity investments accounted for only 5.5% of our total investment portfolio. As at 22 August 2003, Fortis's solvency, excluding third quarter results, was EUR 17.1 billion. This was EUR 7.4 billion (76%) above the legally required minimum and EUR 1.6 billion (10%) above Fortis's own floor.

Key figures per share (in EUR)	**First half 2003**	**First half 2002**
Net operating profit after realized capital gains [1]	1.10	1.07
After full conversion [2]	1.07	1.06
Net operating profit	0.53	1.14
After full conversion [2]	0.52	1.12
Net profit	0.52	1.17
After full conversion [2]	0.52	1.15
Shareholders' equity	7.91	8.39 [3]

1) After tax, excluding equity portfolio.
2) After exercise of all warrants and options and after full conversion of convertible bonds.
3) Year-end 2002.

Developments per business

I. Network Banking

- **Revenues still under pressure**
- **Higher value adjustments**
- **Continued cost cuts, FTE reduction continues**
- **Premium income up substantially at FB Insurance**

Network Banking's net operating profit, before realized and unrealized value adjustments to the equity portfolio, amounted to EUR 582 million, which was 9% lower than the comparable figures for 2002. The decrease was due to a slight reduction in the interest margin and declining commissions, partly because of the renegotiation of the agreement with Bank van De Post, and an increase in provisions for the credit portfolio compared to the very low levels of 2002. These figures incorporate the changes in consolidation perimeters, i.e. the sale of TOP Lease and the transfer of corporate customers to Merchant Bank on 1 January 2003. Compared with June 2002, FTEs decreased by 1,481 to 19,253, which kept costs under control, with operating expenses down 2%.

Retail Banking. Despite the closure due to mergers of 323 branches since June 2002, market shares have generally been maintained in Belgium, except for a slight decrease in mortgage loans. One reason for this was the success and use by customers of non-bricks and mortar channels. Results in the Netherlands were flat despite higher provisions for loans. The number of branches has fallen slightly from 208 to 183, FTEs have declined from 2,850 to 2,625. The new advertising campaign for mortgage loans is worthwhile to mention.

FB Insurance saw Life premium income advance by EUR 558 million to EUR 1,346 million. Guaranteed interest products generated this growth, as premiums from unit-linked products decreased. Non-Life premiums rose 3% to EUR 86 million.

Commercial Banking booked good results across the board, but suffered owing to the poor investment climate, as evidenced by the declining demand for loans among other factors. The persistently weak economy also pushed up provisions for the credit portfolio compared to the very low level of last year. This increase in provisions has been completely offset by lower costs.

Activities outside the Benelux countries, especially in the rest of Europe and in the leasing and factoring domain, performed very well, despite currency effects (Hong Kong dollar, pound sterling and Polish zloty).

II. Merchant Banking

- **Excellent performance by Global Markets, mainly in Fixed Income and in Credit Derivatives**
- **Stable contribution from Corporate activities**

Net operating profit, before realized and unrealized value adjustments to the equity portfolio, amounted to EUR 215 million (-9% compared to last year). The number of FTEs almost remained stable at 2.689.

Global Markets posted excellent results in the second quarter. On the one hand, trading activities outperformed, especially in Fixed Income, Credit Derivatives and, to a lesser extent in Forex, while on the other hand New Issues and Equities remained subdued.

Corporate and Investment Banking results were stable, slightly lower than in the second quarter of 2002. The prevailing economic conditions have been weighing on performance. Credit demand slightly dropped, leading to a decrease in outstanding credits. On top of that, the lower US dollar negatively impacted the result. The advisory activity remained under pressure.
Global Private Equity deal flow showed encouraging signs. Fund Services activities remained stable during the second quarter.

Since 1 January 2003 Corporate Banking activities have been incorporated in Merchant Banking (previously in Network Banking), with the result that Fortis's corporate customers now have access to a much wider range of products and services through one privileged channel. Also since 1 January 2003, Information Banking has been part of the Private Banking & Trust, Asset Management and Information Banking business

III. Private Banking & Trust, Asset Management and Information Banking

Private Banking & Trust

- **Net operating profit up 32% compared to first quarter 2003**
- **Assets under management increased 3.5% to EUR 49.3 billion**
- **Quarterly costs reduced by 5%**

Net operating profit for the second quarter stands at EUR 33 million compared to EUR 25 million for the first quarter, giving net operating profit of EUR 58 million for the first half of 2003 (excluding realized and unrealized value adjustments to the equity portfolio).

These increased quarterly results were driven by two factors:

- The realization of anticipated cost savings and cost controls, restructured activities and economies of scale. The reduction in costs mentioned above reflects this. The number of FTEs decreased further in the second quarter from 2,322 (end of first quarter) to 2,288 (2,485 at year-end 2002).

- The increase in revenues was fuelled by higher interest income, a weaker euro than in the first quarter, a lower tax rate and the divestment of the low-profit business in the Bahamas.

Assets under management increased to EUR 49.3 billion (from EUR 47.6 billion at the end of the first quarter), partly due to better market conditions.

Trust operations were launched in Singapore during the second quarter of 2003.

Asset Management

- **Assets under management increased 3.5% to EUR 76.2 billion**
- **Rebranded globally as 'Fortis Investments'**
- **Best Selection Fund launched in China by Fortis Haitong Investment Management joint venture**

Fortis Investments had assets under management of EUR 76.2 billion at the end of June, an increase of 3.5% since the end of the first quarter and 4.7% ahead of year-end 2002. Net new cash was a negative EUR 950 million, with inflows on the retail side offset by the net outflows of institutional clients.

Revenues for the period were EUR 105 million, 8% lower than in 2002, while net operating profit of EUR 24 million was around 15% lower than in 2002. Cost control remained tight with six-month positions some 3.8% lower on a comparable basis.
The trade name 'Fortis Investments' was adopted globally on 1 July. The most important impact of this was the rebranding of Harbor Capital Management in the US. This harmonization will allow more efficient and comprehensive marketing and development of our business worldwide.

Fortis Investments launched its first open-ended fund in China, the Fortis Haitong Best Selection Fund, through its Shanghai-based joint venture, Fortis Haitong Investment Management. The fund, which has a balanced mandate, is open only to domestic Chinese investors and can invest only in Chinese equities and bonds. Owing to an agreement with ChinaPay, the joint venture is able to offer investors the unique opportunity to buy and sell over the Internet. A second fund is scheduled to be launched in the autumn.

Fortis Investments has continued to step up its international marketing of the Fortis L Fund, its flagship product that is now authorized for sale in a total of nine countries, i.e. Austria, Belgium, France, Germany, Italy, Luxembourg, the Netherlands, Spain and Switzerland.

Information Banking

- **Information Banking results show an upward trend, despite the falling equity markets in the first half of 2003, low interest rates and the weak US dollar**
- **Seasonal influences on securities lending and arbitrage activities**

Information Banking achieved net operating profit of EUR 64 million in the second quarter of 2003, 39% more than in the same period last year. The rise was mainly due to the good performance of securities lending and arbitrage activities. This more than cancelled out the adverse effects of falling equity markets, low interest rates and the weak US dollar.

Euronext N.V., after an extensive selection procedure, picked Information Banking's global custody unit as its Global Paying Agent. Fortis Bank is the first bank to act as global paying agent for three markets, i.e. Amsterdam, Brussels and Paris.

Information Banking expanded its specialist services to (hedge) funds and fund managers in the second quarter of 2003, under the name Prime Fund Solutions.

Growing interest was observed in our total Euronext proposition as regards derivatives and equity clearing activities. The clearing operation in Chicago contributed to profit once the start-up stage was over.

IV. Fortis ASR

- **Higher premium income at Individual Life (5%) and Non-life (8%)**
- **Accident & Health gross premium income up 8% to EUR 647 million**
- **Life operating profit depressed by lower dividends received, lower fees for unit-linked products and lower interest rates**
- **Results of disability insurance on upward trend**

In May, Fortis ASR presented its strategy for the years ahead, along with its new management structure. Top management has made great efforts with implementing the more focused strategy. Key objectives are the integration of back-offices and the further centralization of support services. Consequently, 750 jobs will disappear within three years. There will also be greater emphasis on profitability at both Life and Non-life and more focus on risk management.

Net operating profit for the first half of 2003, excluding realized and unrealized value adjustments to the equity portfolio, amounted to EUR 214 million, 37% more than in the first half of 2002. FTEs numbered 5,146, compared with 5,187 at year-end 2002. Operating costs for the first half of 2003 were comparable to those of the previous year.

Gross premium income from Life amounted to EUR 1,646 million, 2% less than in 2002. This was partly due to the cancellation of one rather large life insurance contract at Collective Life. Premium income from Individual Life rose by 5% despite the scrapping of the basic tax allowance in 2003 and the prevailing uncertainty about the new tax rules. More pension policies were sold, partly because intermediaries responded appropriately to their clients' increasing need to close the so-called pension gap.

Gross premium income from Non-life rose by 8% to EUR 1,214 million, with healthy growth across the board. Gross premium income from Motor insurance increased by 10% to EUR 260 million. Gross Accident & Health premiums climbed 8% to EUR 647 million.

Life results are under pressure as a result of lower dividends received, lower fees for unit-linked products and lower interest rates. Accident and Health performed satisfactorily thanks to an effective reintegration policy.

V. Fortis AG and Fortis Insurance International

Fortis AG

- **Net operating profit before realized and unrealized value adjustments up 43%**
- **Gross premiums up 18%: Life +24%, Non-life +6%**

Fortis AG 's net operating profit for the first half of 2003, excluding (un)realized value adjustments to the equity portfolio, was up 43% to EUR 148 million. Realized and unrealized value adjustments to the equity portfolio changed net operating profit into a loss of EUR 126 million.

Gross premiums rose by 18% to EUR 1,434 million compared with EUR 1,218 million last year. Individual Life contributed the most to this increase with a rise of 38% to EUR 669 million. In the current financial environment of low interest rates and weak stock markets, Fortis AG has continued, together with the brokers, to penetrate the investment market by offering savings and investment products with interest guaranteed for up to eight years. One of the success factors of this type of product is the potential profit sharing once financial markets pick up.

The total premium income of Group Life rose by 1% to EUR 294 million. The recent launch of new products and services reversed the slight decline seen in the first quarter, and should lead to higher growth in the second half of the year.

The ongoing success of the Familis multi-cover package increased sales (number of policies) in the non-life personal lines market by 26%. In the small commercial non-life market, new sales went up by 5%. This, combined with rate increases in amongst others motor and third party liability insurance, pushed up gross premium income from Non-life by 6% to EUR 471 million. Sustained efforts in selective underwriting and the continuous pruning of the portfolio sharply increased technical results, which, combined with the permanent focus on cost containment, brought the combined ratio down to 98.4% from 107.1%.

At 4,514, the number of FTEs (including Bernheim Comofi) was 104 less than at year-end 2002.

Fortis Insurance International

- **Excellent Non-life results in UK and Spain**
- **French reorganization is influencing Life results**
- **Asian strategy on track**

Fortis Insurance International achieved net operating profit of EUR 59 million, excluding realized and unrealized value adjustments to the equity portfolio. This marked a 13% increase relative to the first half of 2002. FTEs numbered 3,485 at the end of the first half of 2003, an increase of 119 since the end of 2002.

Fortis Insurance Ltd in the UK repeated its good results in the first half of 2003. Results in Spain are also good, as Non-life is performing very well. The reorganization costs of Fortis Assurances in France had an adverse effect on Life results.

Premium income from Life insurance was somewhat weaker than anticipated, mainly because sales in Luxembourg are still below target despite the successful integration of the former companies.

Fortis Insurance Asia's strategy is on track. Fortis is vigorously pursuing expansion of life insurance operations in some Asian countries. The growth of insurance activities in the People's Republic of China has continued to exceed expectations. Developments at Mayban Fortis in Malaysia are in line with planning.

Fortis Corporate Insurance (FCI) reported gross premium growth of just over 16% compared with the first half of 2002 to EUR 294 million. Net operating profit, excluding realized and unrealized value adjustments to the equity portfolio, amounted to almost EUR 8 million, a decrease of 4% on the first half of 2002, the best half year ever. Fire, Accident & Health and Motor performed particularly well.

VI. Fortis, Inc.

- **Increase in net operating profit**
- **Strong business-line results**

Fortis, Inc. saw its net operating profit, excluding realized and unrealized value adjustments to the equity portfolio, increase by 17% in the first half of 2003. However, due to the weak dollar, net operating profit, excluding realized and unrealized value adjustments to the equity portfolio, in euros decreased by 5% to EUR 157 million. The number of FTEs at Fortis, Inc, increased 2% relative to year-end 2002 to 12,080. This was due to the planned increase at the Assurant and Benefits business lines.

Fortis Benefits reported net operating profit before capital gains of USD 27 million, a USD 6 million increase on the year. The good results were on the back of reduced incidence of disability claims and improved expense management. They were partly offset by higher group life mortality, slightly unfavourable dental loss ratios, and lower-than-expected investment income.

Fortis Health reported net operating profit before capital gains of USD 62 million, an increase of USD 13 million on last year. The improvement in profitability is mainly attributable to the favourable 2002 trend in small group and individual medical claims, as well as lower general expenses, commissions paid, and benefit expenses.

Net operating profit before capital gains of the Preneed business was USD 19 million, USD 7 million less than last year. This decrease is primarily due to lower revenues and investment income. The company has reduced certain crediting rates on new policies sold in 2003 to offset the decline in investment yield due to the lower interest rate environment.

Assurant had a solid first half year, reporting net operating profit before capital gains of USD 69 million, which was USD 4 million up on the year. The increase was mainly due to higher fee and investment income and strong results from property coverage, including lender-placed Hazard, Manufactured Housing, and Flood insurance.

Annexes to report on first halfyear figures 2003 of Fortis

Consolidated profit and loss account
(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Revenues:			
Insurance premiums	9,394.7	8,704.2	8
Interest income	13,032.4	12,313.8	6
Commissions and fees	870.7	948.7	(8)
Results from financial transactions			
- on behalf of policyholders	200.4	(1,666.7)	*
- other [2]	53.5	789.7	(93)
Other revenues			
- on behalf of policyholders	150.2	158.5	(5)
- other	1,105.3	1,172.4	(6)
Total revenues	24,807.2	22,420.6	11
Interest expense	(9,735.3)	(8,865.6)	10
Total revenues, net of interest expense	**15,071.9**	**13,555.0**	**11**
Technical charges insurance	(8,433.7)	(5,812.3)	45
Value adjustments	(402.2)	(258.9)	55
Net revenues	6,236.0	7,483.8	(17)
Operating expenses	(5,173.6)	(5,276.1)	(2)
Operating result before taxation [1]	**1,062.4**	**2,207.7**	**(52)**
Taxation	(213.7)	(642.1)	(67)
Operating group profit	848.7	1,565.6	(46)
Minority interests	73.3	86.3	(15)
Net operating profit before value differences [1]	**775.4**	**1,479.3**	**(48)**
Value differences on the equity portfolio [2]	(93.0)		
Net operating profit after value differences	**682.4**	**1,479.3**	**(54)**
Non-operating items:			
- Reorganisation provision (Insurance)	(11.5)	(18.0)	
- Reorganisation provision (Banking)		(32.7)	
- Arbed (Banking)		18.1	
- Toplease (Banking)		72.6	
Non-operating items after taxation	(11.5)	40.0	*
Net profit	**670.9**	**1,519.3**	**(56)**

1) *A specification can be found on the next page.*
2) *Including results on hedging transactions.*

Annexes to report on first halfyear figures 2003 of Fortis

(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Operating result before taxation and realised capital gains	1,358.4	1,756.9	(23)
Realised capital gains shares	(1,049.2)	98.3	*
Realised capital gains other	753.2	352.5	*
Operating result before taxation	**1,062.4**	**2,207.7**	**(52)**
Net operating result before realised capital gains	922.6	1,171.1	(21)
Net realised capital gains shares	(647.1)	88.8	*
Net realised capital gains other	499.9	219.4	*
Net operating result before value differences	**775.4**	**1,479.3**	**(48)**

Annexes to report on first halfyear figures 2003 of Fortis

Consolidated balance sheet (before appropriation of profit)
(in EUR million)

	30 June 2003	*31 December 2002*
Assets		
Cash	5,137.3	4,484.8
Trading securities	18,655.4	14,518.2
Investments	145,969.6	140,098.7
Loans and advances to credit institutions	80,978.4	83,859.0
Loans and advances to customers	176,812.1	172,144.1
Reinsurers' share of technical provisions	5,975.0	6,131.6
Deferred acquisition costs	2,751.3	2,810.1
Prepayments and accrued income	30,375.1	27,856.7
Investments on behalf of policyholders	18,995.8	18,390.6
Other assets	15,487.0	15,471.6
Total assets	**501,137.0**	**485,765.4**
Liabilities		
Amounts owed to credit institutions	100,975.7	96,548.4
Amounts owed to customers	183,536.9	177,635.3
Debt certificates	48,268.8	49,963.7
Technical provisions	63,624.4	61,735.9
Technical provisions related to investments on behalf of policyholders	18,802.4	18,563.5
Accruals and deferred income	31,081.5	26,614.6
Other liabilities	28,053.0	27,157.6
Convertible notes	1,256.2	1,256.2
Subordinated convertible note *	1,250.0	1,250.0
Subordinated liabilities *	9,661.6	9,723.5
	486,510.5	470,448.7
Fund for general banking risks *	2,213.6	2,215.0
Minority interests in group equity	2,171.2	2,230.8
Net equity	10,241.7	10,870.9
Group equity *	12,412.9	13,101.7
Total liabilities	**501,137.0**	**485,765.4**
* Risk-bearing capital	25,538.1	26,290.2

Consolidated statement of cash flow
(in EUR million)

	First halfyear 2003	*2002*
Cash flow from operating activities:		
Net profit	670.9	531.6
Adjustment to reconcile net profit to net cash provided by operating activities:		
- Minority interest	73.3	173.8
- Value adjustments on receivables	390.4	672.1
- Value adjustments on real estate	11.8	118.8
- Depreciation, amortization and other value adjustments	221.7	772.7
- Foreign exchange gains/losses on debt securities	814.1	1,585.1
- Gains realized on sale of investment securities	312.5	549.5
- Gains realized on sale of real estate	(28.6)	(114.2)
- Value adjustments on the investment portfolio of shares	15.3	1,148.9
- Unrealized gains/losses on trading portfolio	(166.9)	26.3
- Other	85.5	128.8
Net change in operating assets and liabilities, excluding effects of acquisitions:		
- Trading securities	(3,970.4)	4,902.5
- Deferred acquisition costs	210.1	256.6
- Prepayment and accrued income	(2,589.3)	(8,064.8)
- Investments on behalf of policyholders	(710.2)	(295.3)
- Other assets	(610.9)	628.7
- Technical provisions	2,989.2	4,559.5
- Accruals and deferred income	4,550.4	7,038.5
- Liabilities related to investments on behalf of policyholders	261.9	972.0
- Other liabilities	968.7	2,819.6
Net cash provided by operating activities	**3,499.5**	**18,410.7**
Cash flow from investing activities:		
Purchase of investments	(59,173.0)	(68,428.1)
Proceeds from sale/maturities of investments	51,299.2	69,965.6
Net increase in loans and advances to credit institutions	2,673.6	(20,182.2)
Net increase in loans and advances to customers	(5,117.8)	3,408.0
Purchase/sale of business, net of cash included		(632.5)
Net purchase of tangible fixed assets and intangible assets	(130.8)	(336.4)
Net cash used in investing activities	**(10,448.8)**	**(16,205.6)**
Cash flow from financing activities:		
Change in amounts owed to credit institutions	4,429.2	212.5
Change in amounts owed to customers	5,901.6	(2,051.9)
Change in debt certificates	(1,694.8)	(932.2)
Change in convertible notes		1,248.9
Change in subordinated liabilities	51.6	(223.7)
Capital issued by Fortis		37.4
Dividends paid	(1,184.4)	(1,244.4)
Net cash provided by financing activities	**7,503.2**	**(2,953.4)**
Net increase (decrease) in cash	553.9	(748.3)
Cash at beginning of the period	4,484.8	5,094.2
Effect of exchange rate	98.6	138.9
Cash at end of the period	**5,137.3**	**4,484.8**

Annexes to report on first halfyear figures 2003 of Fortis

Key figures per share

	First halfyear 2003	*First halfyear 2002*
	EUR	EUR
Fortis		
Net operating profit before value differences	0.60	1.14
After full conversion [1]	0.60	1.12
Net operating profit after value differences	0.53	1.14
After full conversion [1]	0.52	1.12
Net profit	0.52	1.17
After full conversion [1]	0.52	1.15
Net equity	7.91	8.39 [3]
Average number of shares outstanding	1,295,379,559 [2]	1,293,583,638 [2]
Number of shares outstanding end of period	1,295,379,559 [2]	1,295,379,559 [2] [3]

1) *After exercise of warrants and options and full conversion of convertible bonds.*
2) *Upon economical withdrawal of shares issued under the FRESH-agreement.*
3) *Year-end 2002.*

Net equity

Movements in net equity were as follows (in EUR million):

Net equity at 31 December 2002	**10,870.9**
Net profit	670.9
Dividend	(1,136.4)
Revaluation of investments	38.0
Reversal of revaluation on sale of investments	(8.0)
Taxation	6.0
Goodwill	(42.0)
Translations differences	(161.9)
Other changes in net equity	4.2
Net equity at 30 June 2003	**10,241.7**

Solvency

	Floor	*Cap*
Net core capital [1]	16,876.5	16,876.5
Solvency requirement	15,437.3	19,668.7
Solvency surplus / deficit	1,439.2	(2,792.2)
Net core capital as multiple of solvency target	1.09	0.86

1) *Consists of Group equity, Fund for general banking risks and Tier 1 loans.*

Annexes to report on first halfyear figures 2003 of Fortis

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	*First halfyear 2003* Total
Revenues:				
Insurance premiums	9,394.7			9,394.7
Interest income	1,648.4	11,557.9	(173.9)	13,032.4
Commissions and fees		872.5	(1.8)	870.7
Results from financial transactions				
- on behalf of policyholders	200.4			200.4
- other [2]	(851.4)	903.2	1.7	53.5
Other revenues				
- on behalf of policyholders	150.2			150.2
- other	748.8	356.0	0.5	1,105.3
Total revenues	11,291.1	13,689.6	(173.5)	24,807.2
Interest expense	(368.3)	(9,469.0)	102.0	(9,735.3)
Total revenues, net of interest expense	**10,922.8**	**4,220.6**	**(71.5)**	**15,071.9**
Technical charges insurance	(8,433.7)			(8,433.7)
Value adjustments	(26.7)	(375.5)		(402.2)
Net revenues	2,462.4	3,845.1	(71.5)	6,236.0
Operating expenses	(2,522.0)	(2,603.6)	(48.0)	(5,173.6)
Operating result before taxation	**(59.6)**	**1,241.5**	**(119.5)**	**1,062.4**
Taxation	83.9	(329.2)	31.6	(213.7)
Operating group profit	24.3	912.3	(87.9)	848.7
Minority interests	26.0	28.5	18.8	73.3
Net operating profit before value differences	**(1.7)**	**883.8**	**(106.7)**	**775.4**
Value differences on the equity portfolio [2]	(32.6)	(33.0)	(27.4)	(93.0)
Net operating profit after value differences	**(34.3)**	**850.8**	**(134.1)**	**682.4**
Non-operating items after taxation	(11.5)			(11.5)
Net profit	**(45.8)**	**850.8**	**(134.1)**	**670.9**
Net interest income		2,088.9		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*
[2] *Including results on hedging transactions.*

Profit and Loss account by sector
(in EUR million)

	Insurance	Banking	General [1]	*First halfyear 2002* Total
Revenues:				
Insurance premiums	8,704.2			8,704.2
Interest income	1,562.0	10,907.4	(155.6)	12,313.8
Commissions and fees		948.7		948.7
Results from financial transactions				
- on behalf of policyholders	(1,666.7)			(1,666.7)
- other	80.9	708.8		789.7
Other revenues				
- on behalf of policyholders	158.5			158.5
- other	774.8	391.3	6.3	1,172.4
Total revenues	9,613.7	12,956.2	(149.3)	22,420.6
Interest expense	(349.4)	(8,627.2)	111.0	(8,865.6)
Total revenues, net of interest expense	**9,264.3**	**4,329.0**	**(38.3)**	**13,555.0**
Technical charges insurance	(5,812.3)			(5,812.3)
Value adjustments		(258.9)		(258.9)
Net revenues	3,452.0	4,070.1	(38.3)	7,483.8
Operating expenses	(2,538.4)	(2,670.0)	(67.7)	(5,276.1)
Operating result before taxation	**913.6**	**1,400.1**	**(106.0)**	**2,207.7**
Taxation	(229.4)	(430.9)	18.2	(642.1)
Operating group profit	684.2	969.2	(87.8)	1,565.6
Minority interests	29.4	33.7	23.2	86.3
Net operating profit	**654.8**	**935.5**	**(111.0)**	**1,479.3**
Non-operating items after taxation	(18.0)	58.0		40.0
Net profit	**636.8**	**993.5**	**(111.0)**	**1,519.3**
Net interest income		2,280.2		

[1] *General covers the income, charges and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2003 of Fortis

(in EUR million)

	Insurance	*Banking*	*General*	*First halfyear 2003* *Total*
Operating result before taxation and realised capital gains	791.8	687.8	(121.2)	1,358.4
Realised capital gains shares	(1,086.2)	37.0		(1,049.2)
Realised capital gains other	234.8	516.7	1.7	753.2
Operating result before taxation	**(59.6)**	**1,241.5**	**(119.5)**	**1,062.4**
Net operating result before realised capital gains	516.1	515.0	(108.5)	922.6
Net realised capital gains shares	(673.9)	26.8	(0.0)	(647.1)
Net realised capital gains other	156.1	342.0	1.8	499.9
Net operating result before value differences	**(1.7)**	**883.8**	**(106.7)**	**775.4**

	Insurance	*Banking*	*General*	*First halfyear 2002* *Total*
Operating result before taxation and realised capital gains	832.8	1,030.2	(106.1)	1,756.9
Realised capital gains shares	97.3	0.9	0.1	98.3
Realised capital gains other	(16.5)	369.0		352.5
Operating result before taxation	**913.6**	**1,400.1**	**(106.0)**	**2,207.7**
Net operating result before realised capital gains	573.2	709.0	(111.1)	1,171.1
Net realised capital gains shares	89.9	(1.1)	(0.0)	88.8
Net realised capital gains other	(8.3)	227.6	0.1	219.4
Net operating result	**654.8**	**935.5**	**(111.0)**	**1,479.3**

Balance sheet by sector
(in EUR million)

	Insurance	*Banking*	*General* [1]	*30 June 2003 Total*
Assets				
Cash	2,961.0	3,622.3	(1,446.0)	5,137.3
Trading securities		18,655.4		18,655.4
Investments	51,294.8	94,581.5	93.3	145,969.6
Loans and advances to credit institutions	1,873.4	79,692.2	(587.2)	80,978.4
Loans and advances to customers	16,758.5	163,040.7	(2,987.1)	176,812.1
Reinsurers' share of technical provisions	5,975.0			5,975.0
Deferred acquisition costs	2,751.3			2,751.3
Prepayments and accrued income	1,264.7	29,268.5	(158.1)	30,375.1
Investments on behalf of policyholders	18,995.8			18,995.8
Other assets	5,146.7	11,116.7	(776.4)	15,487.0
Total assets	**107,021.2**	**399,977.3**	**(5,861.5)**	**501,137.0**
Liabilities				
Amounts owed to credit institutions	854.0	103,125.2	(3,003.5)	100,975.7
Amounts owed to customers		187,135.4	(3,598.5)	183,536.9
Debt certificates	7,816.4	36,991.9	3,460.5	48,268.8
Technical provisions	63,624.4			63,624.4
Technical provisions related to investments on behalf of policyholders	18,802.4			18,802.4
Accruals and deferred income	1,091.9	29,962.1	27.5	31,081.5
Other liabilities	6,555.1	21,366.8	131.1	28,053.0
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,283.3	9,488.9	(2,110.6)	9,661.6
	101,027.8	388,070.3	(2,587.6)	486,510.5
Fund for general banking risks		2,213.6		2,213.6
Minority interests in group equity	758.5	931.4	481.3	2,171.2
Net equity	5,234.9	8,762.0	(3,755.2)	10,241.7
Group equity	5,993.4	9,693.4	(3,273.9)	12,412.9
Total liabilities	**107,021.2**	**399,977.3**	**(5,861.5)**	**501,137.0**

1) *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2003 of Fortis

Balance sheet by sector
(in EUR million)

	Insurance	Banking	General [1]	31 December 2002 Total
Assets				
Cash	1,970.7	3,290.7	(776.6)	4,484.8
Trading securities		14,518.2		14,518.2
Investments	49,999.1	89,978.6	121.0	140,098.7
Loans and advances to credit institutions	2,297.6	82,282.8	(721.4)	83,859.0
Loans and advances to customers	16,530.2	158,591.1	(2,977.2)	172,144.1
Reinsurers' share of technical provisions	6,131.6			6,131.6
Deferred acquisition costs	2,810.1			2,810.1
Prepayments and accrued income	1,248.2	26,652.2	(43.7)	27,856.7
Investments on behalf of policyholders	18,390.6			18,390.6
Other assets	6,026.0	10,067.5	(621.9)	15,471.6
Total assets	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**
Liabilities				
Amounts owed to credit institutions	1,159.3	98,772.6	(3,383.5)	96,548.4
Amounts owed to customers		179,566.4	(1,931.1)	177,635.3
Debt certificates	6,718.3	40,230.3	3,015.1	49,963.7
Technical provisions	61,735.9			61,735.9
Technical provisions related to investments on behalf of policyholders	18,563.5			18,563.5
Accruals and deferred income	1,325.1	25,299.7	(10.2)	26,614.6
Other liabilities	7,358.8	20,565.1	(766.3)	27,157.6
Convertible notes	0.3		1,255.9	1,256.2
Subordinated convertible note			1,250.0	1,250.0
Subordinated liabilities	2,261.2	9,524.1	(2,061.8)	9,723.5
	99,122.4	373,958.2	(2,631.9)	470,448.7
Fund for general banking risks		2,215.0		2,215.0
Minority interests in group equity	752.0	954.3	524.5	2,230.8
Net equity	5,529.7	8,253.6	(2,912.4)	10,870.9
Group equity	6,281.7	9,207.9	(2,387.9)	13,101.7
Total liabilities	**105,404.1**	**385,381.1**	**(5,019.8)**	**485,765.4**

[1] *General covers the balance sheet items and eliminations which are not attributable to the insurance or banking sector or to a specific region.*

Annexes to report on first halfyear figures 2003 of Fortis

Assets under management by origin

(in EUR million)

		30 June 2003		*31 December 2002*		*Percentage change*
Investments insurance	51,294.8		49,999.1		3	
Investments banking	94,581.5		89,978.6		5	
Total investments for own account [1]		145,969.6		140,098.7		4
Investments on behalf of policyholders		18,995.8		18,390.6		3
- Private Banking	49,285.3		50,675.0		(3)	
- Asset Management	76,175.7		72,766.0		5	
- Other	20,715.6		24,091.9		(14)	
- Intercompanies	(15,995.7)		(16,205.3)			
Funds under management		130,180.9		131,327.6		(1)
Total assets under management		**295,146.3**		**289,816.9**		**2**

[1] *This amount also includes the investments which cannot be attributed either to insurance or to banking.*

Funds under management by type of investment

(in EUR million)

				30 June 2003
	Shares	*Land and buildings*	*Debt securities*	Total
Private Banking	20,104.5		29,180.8	49,285.3
Asset Management	25,418.8	364.8	50,392.1	76,175.7
Other	4,052.5	533.8	16,129.3	20,715.6
Subtotaal	49,575.8	898.6	95,702.2	146,176.6
Eliminations	(4,451.1)	(223.7)	(11,320.9)	(15,995.7)
Total funds under management	**45,124.7**	**674.9**	**84,381.3**	**130,180.9**

Roll-forward funds under management for the first halfyear 2003

(in EUR million)

	Private Banking	*Asset Management*	*Other*	*Eliminations*	*Total*
Closing balance at 31 December 2002	50,675.0	72,766.0	24,091.9	(16,205.3)	131,327.6
Net new means	365.4	(950.0)	1,419.8	(373.3)	461.9
Capital gains/losses	(1,106.3)	480.9	(272.7)	582.5	(315.6)
Transfer between business lines and other	(648.8)	3,878.8	(4,523.4)	0.4	(1,293.0)
Closing balance at 30 June 2003	**49,285.3**	**76,175.7**	**20,715.6**	**(15,995.7)**	**130,180.9**

Annexes to report on first halfyear figures 2003 of Fortis

Summary of consolidated figures Insurance

(in EUR million)

	First halfyear 2003	*First halfyear 2002*
Fortis ASR		
Total revenues, net of interest expense	2,693.1	2,279.7
Operating result before taxation	(239.2)	284.9
Net operating profit before realised and unrealised capital losses	130.3	140.9
Total assets	41,217.8	39,926.4 [2]
Fortis AG		
Total revenues, net of interest expense	1,772.4	1,466.2
Operating result before taxation	59.7	177.6
Net operating profit before realised and unrealised capital losses	107.8	100.6
Total assets	17,038.5	16,846.4 [2]
FB Insurance		
Total revenues, net of interest expense	1,597.9	646.3
Operating result before taxation	(152.9)	135.7
Net operating profit before realised and unrealised capital losses	83.7	89.3
Total assets	16,539.5	15,089.8 [2]
Fortis International		
Total revenues, net of interest expense	1,733.4	1,250.0
Operating result before taxation	42.0	77.4
Net operating profit before realised and unrealised capital losses	43.2	51.9
Total assets	13,855.2	13,161.4 [2]
Fortis, Inc.		
Total revenues, net of interest expense	3,126.0	3,622.1
Operating result before taxation	230.8	238.0
Net operating profit before realised and unrealised capital losses	151.1	190.5
Total assets	18,603.4	20,638.5 [2]
Insurance		
Total revenues, net of interest expense	10,922.8	9,264.3
Operating result before taxation	(59.6)	913.6
Net operating profit before realised and unrealised capital losses	516.1	573.2
Total assets [1]	107,021.2	105,404.1 [2]

[1] *Including eliminations.*
[2] *Year-end 2002.*

Annexes to report on first halfyear figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

	Life	Non-life	*First halfyear 2003* Total
Revenues:			
Insurance premiums	5,099.1	4,295.6	9,394.7
Interest income	1,292.9	355.5	1,648.4
Results from financial transactions			
- on behalf of policyholders	200.4		200.4
- other [1]	(758.0)	(93.4)	(851.4)
Other revenues			
- on behalf of policyholders	150.2		150.2
- other	558.2	190.6	748.8
Total revenues	6,542.8	4,748.3	11,291.1
Interest expense	(319.3)	(49.0)	(368.3)
Total revenues, net of interest expense	**6,223.5**	**4,699.3**	**10,922.8**
Technical charges insurance	(5,791.7)	(2,642.0)	(8,433.7)
Value adjustments	(21.7)	(5.0)	(26.7)
Net revenues	410.1	2,052.3	2,462.4
Operating expenses	(772.6)	(1,749.4)	(2,522.0)
Operating result before taxation	**(362.5)**	**302.9**	**(59.6)**
Taxation	177.8	(93.9)	83.9
Operating group profit	(184.7)	209.0	24.3
Minority interests	24.9	1.1	26.0
Net operating profit before value differences	**(209.6)**	**207.9**	**(1.7)**
Value differences on the equity portfolio [1]	(3.8)	(28.8)	(32.6)
Net operating profit after value differences	**(213.4)**	**179.1**	**(34.3)**
Non-operating items after taxation	(11.5)		(11.5)
Net profit	**(224.9)**	**179.1**	**(45.8)**
Technical result:			
- Life	392.0		
- Accident & Health		179.6	
- Motor		70.3	
- Fire		26.1	
- Other		70.8	
Total technical result	**392.0**	**346.8**	
Realized and unrealized capital gains	(757.6)	(93.3)	
Exceptional income and charges	(2.5)	(2.5)	
Other	5.6	51.9	
Operating result before taxation	**(362.5)**	**302.9**	

[1] *Including results on hedging transactions.*

Annexes to report on first halfyear figures 2003 of Fortis

Profit and loss account insurance
(in EUR million)

			First halfyear 2002
	Life	*Non-life*	*Total*
Revenues:			
Insurance premiums	4,257.6	4,446.6	8,704.2
Interest income	1,182.1	379.9	1,562.0
Results from financial transactions			
- on behalf of policyholders	(1,666.7)		(1,666.7)
- other	85.2	(4.3)	80.9
Other revenues			
- on behalf of policyholders	158.5		158.5
- other	486.1	288.7	774.8
Total revenues	4,502.8	5,110.9	9,613.7
Interest expense	(290.3)	(59.1)	(349.4)
Total revenues, net of interest expense	**4,212.5**	**5,051.8**	**9,264.3**
Technical charges insurance	(2,985.1)	(2,827.2)	(5,812.3)
Net revenues	1,227.4	2,224.6	3,452.0
Operating expenses	(662.5)	(1,875.9)	(2,538.4)
Operating result before taxation	**564.9**	**348.7**	**913.6**
Taxation	(127.8)	(101.6)	(229.4)
Operating group profit	437.1	247.1	684.2
Minority interests	28.5	0.9	29.4
Net operating profit	**408.6**	**246.2**	**654.8**
Non operating items after taxation	(6.0)	(12.0)	(18.0)
Net profit	**402.6**	**234.2**	**636.8**
Technical result:			
- Life	434.1		
- Accident & Health		146.7	
- Motor		52.0	
- Fire		9.2	
- Other		78.4	
Total technical result	**434.1**	**286.3**	
Realized and unrealized capital gains	87.8	(3.5)	
Exceptional income and charges	0.1		
Other	42.9	65.9	
Operating result before taxation	**564.9**	**348.7**	

Annexes to report on first halfyear figures 2003 of Fortis

Specification of net premiums earned

(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
First halfyear 2003						
Gross premiums	5,163.9	2,324.8	816.1	539.6	2,154.7	10,999.1
Ceded reinsurance premiums	(64.8)	(303.9)	(4.8)	(92.6)	(749.2)	(1,215.3)
Net change in provisions for unearned premiums		(145.3)	(74.5)	(46.8)	(122.5)	(389.1)
Total net premiums earned	**5,099.1**	**1,875.6**	**736.8**	**400.2**	**1,283.0**	**9,394.7**
First halfyear 2002						
Gross premiums	4,311.8	2,517.4	815.2	503.5	2,487.8	10,635.7
Ceded reinsurance premiums	(54.2)	(322.9)	(9.3)	(87.5)	(1,075.7)	(1,549.6)
Net change in provisions for unearned premiums		(142.0)	(84.9)	(47.9)	(107.1)	(381.9)
Total net premiums earned	**4,257.6**	**2,052.5**	**721.0**	**368.1**	**1,305.0**	**8,704.2**

Net premiums earned by line of business, by region

(in EUR million)

	Life	Non-life				Total
		Accident & Health	Motor	Fire	Other	
First halfyear 2003						
Belgium	2,303.0	147.1	162.7	150.3	70.2	2,833.3
The Netherlands	1,602.4	341.3	259.6	150.0	185.0	2,538.3
Luxembourg	246.3	0.4		3.4	1.0	251.1
Total Benelux	4,151.7	488.8	422.3	303.7	256.2	5,622.7
United States	372.9	1,356.1			990.2	2,719.2
Rest of the world	574.5	30.7	314.5	96.5	36.6	1,052.8
Total	**5,099.1**	**1,875.6**	**736.8**	**400.2**	**1,283.0**	**9,394.7**
First halfyear 2002						
Belgium	1,557.9	141.3	149.2	141.5	64.6	2,054.5
The Netherlands	1,653.7	310.1	241.2	137.1	152.3	2,494.4
Luxembourg	200.5	0.2		2.8	1.5	205.0
Total Benelux	3,412.1	451.6	390.4	281.4	218.4	4,753.9
United States	479.8	1,572.3			1,058.0	3,110.1
Rest of the world	365.7	28.6	330.6	86.7	28.6	840.2
Total	**4,257.6**	**2,052.5**	**721.0**	**368.1**	**1,305.0**	**8,704.2**

Annexes to report on first halfyear figures 2003 of Fortis

Specification life insurance premiums
(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Individual premiums	4,292.7	3,342.1	28
Premiums under group contracts	871.2	969.7	(10)
Gross premiums	**5,163.9**	**4,311.8**	**20**
Periodic premiums	2,150.8	1,989.5	8
Single premiums	3,013.1	2,322.3	30
Gross premiums	**5,163.9**	**4,311.8**	**20**
Premiums from:			
- Non-bonus contracts	1,140.8	1,157.5	(1)
- Bonus contracts	2,943.2	1,905.4	54
- Contracts where the policyholders bear the investment risk	1,079.9	1,248.9	(14)
Gross premiums	**5,163.9**	**4,311.8**	**20**
Individual contracts:			
- Periodic premiums	1,050.4	960.1	9
- Single premiums	2,303.0	1,346.3	71
Premiums group contracts	730.6	756.5	(3)
Investment-linked premiums	1,079.9	1,248.9	(14)
Gross premiums	**5,163.9**	**4,311.8**	**20**

Key figures insurance by quarter
(in EUR million)

	2003		*2002*		
	second quarter	*first quarter*	*fourth quarter*	*third quarter*	*second quarter*
Premiums earned Life	2,113.3	2,985.8	3,230.1	2,111.4	1,877.6
Premiums earned Non-life	2,118.6	2,177.0	2,274.7	2,174.3	2,203.5
Operating expenses	(1,221.5)	(1,300.5)	(1,351.0)	(1,223.2)	(1,290.9)
Operating result before taxation [1]	(620.0)	560.4	(378.6)	316.1	484.1
Taxation	266.5	(182.6)	(39.0)	(98.9)	(117.1)
Net operating profit before value differences	**(364.7)**	**363.0**	**(435.7)**	**200.3**	**353.2**
Value differences on the equity portfolio [1]	1,036.2	(1,068.8)	(1,035.4)		
Net operating profit after value differences	**671.5**	**(705.8)**	**(1,471.1)**	**200.3**	**353.2**
Non operating items after taxation	(11.5)		(52.9)		(18.0)
Net profit	**660.0**	**(705.8)**	**(1,524.0)**	**200.3**	**335.2**

[1] *Including results on hedging transactions*

Annexes to report on first halfyear figures 2003 of Fortis

Specification of commissions and fees banking

(in EUR million)

		First halfyear 2003		*First halfyear 2002*		*Percentage change*
Issuance	22.8		46.4		(51)	
Securities transactions	236.0		274.1		(14)	
Insurance	86.5		68.9		26	
Asset management	303.7		376.6		(19)	
Payment services	175.3		173.8		1	
Miscellaneous	305.1		273.4		12	
Total commission income		1,129.4		1,213.2		(7)
Commission paid		(256.9)		(264.5)		(3)
Net commission income		**872.5**		**948.7**		**(8)**

Specification of result from financial transactions banking

(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Trading	345.6	327.3	6
Venture capital	(18.8)	(4.8)	*
Participating interests	3.9	11.6	(66)
Realized capital gains and losses	572.5	374.7	53
Total	**903.2**	**708.8**	**27**

Specification of other revenues banking

(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Dividends from equity securities	14.5	19.8	(27)
Rental income land & buildings	69.4	69.9	(1)
Revenues from participating interests	5.4	33.6	(84)
Income from leasing activities	182.4	204.4	(11)
Other revenues	84.3	63.6	33
Total	**356.0**	**391.3**	**(9)**

Annexes to report on first halfyear figures 2003 of Fortis

Specification operating expenses banking

(in EUR million)

	First halfyear 2003	*First halfyear 2002*	*Percentage change*
Staff costs	1,454.9	1,485.3	(2)
Depreciation and amortization	119.3	126.7	(6)
Other costs	879.2	888.5	(1)
	2,453.4	2,500.5	(2)
Cost of assets held for lease	150.2	154.2	(3)
Value (re)adjustment real estate		15.3	*
Total operating expenses	**2,603.6**	**2,670.0**	**(2)**

Selected balance sheet figures banking

(in EUR million)

		30 June 2003		*31 December 2002*
Balance sheet total		399,977.3		385,381.1
Risk-bearing capital		21,395.9		20,947.0
Risk-weighted assets		151,745.1		151,304.5
Tier 1 ratio (in %)		8.3		8.2
Total capital ratio (in %)		13.0		13.0
Loans and advances to customers:				
• public sector		4,427.8		4,775.3
• private sector				
* commercial		101,483.3		98,594.2 [1]
* retail				
- mortgages	47,121.9		44,924.6 [1]	
- other	10,007.7		10,297.0 [1]	
		57,129.6		55,221.6 [1]
Total loans and advances to customers		**163,040.7**		**158,591.1**
Amounts owed to customers:				
• savings deposits				
* repayable on demand	50,067.2		44,189.5	
* with agreed maturity dates or periods of notice	45,944.6		48,832.6	
		96,011.8		93,022.1
• other debts				
* repayable on demand	58,379.1		53,304.7	
* with agreed maturity dates or periods of notice	32,744.5		33,239.6	
		91,123.6		86,544.3
Total amounts owed to customers		**187,135.4**		**179,566.4**

[1] *Adjusted for comparison reasons.*

Key figures banking by quarter
(in EUR million)

	2003		2002		
	second quarter	*first quarter*	*fourth quarter*	*third quarter*	*second quarter*
Net interest income	1,039.8	1,049.1	1,052.9	1,078.7	1,136.8
Commissions and fees	446.2	426.3	463.7	448.3	478.8
Results from financial transactions	338.9	564.3	(105.9)	207.0	240.1
Other revenues	190.8	165.2	158.0	177.4	186.3
Total revenues. Net of interest expense	**2,015.7**	**2,204.9**	**1,568.7**	**1,911.4**	**2,042.0**
Value adjustments	(183.2)	(192.3)	(318.6)	(154.8)	(216.1)
Staff costs	(709.6)	(745.3)	(689.1)	(740.7)	(738.0)
Other operating expenses	(496.9)	(501.5)	(484.9)	(440.9)	(498.7)
Cost of assets held for lease	(84.3)	(66.0)	(76.2)	(66.4)	(61.5)
Operating result before taxation	**541.7**	**699.8**	**(0.1)**	**508.6**	**527.7**
Taxation	(85.2)	(244.0)	68.0	(228.6)	(161.7)
Minority interests	14.3	14.2	15.2	15.7	16.8
Net operating profit before value differences	**442.2**	**441.6**	**52.7**	**264.3**	**349.2**
Value differences on the equity portfolio	49.8	(82.8)	(97.7)		
Net operating profit after value differences	**492.0**	**358.8**	**(45.0)**	**264.3**	**349.2**
Non-operating items after taxation			(9.6)	89.6	39.3
Net profit	**492.0**	**358.8**	**(54.6)**	**353.9**	**388.5**















Fortis
Rue Royale 20
1000 Brussels
Belgium
Telephone 32 (0)2 510 52 11
Fax 32 (0)2 510 56 26

Archimedeslaan 6
3584 BA Utrecht
The Netherlands
Telephone 31 (0)30 257 65 76
Fax 31 (0)30 257 78 35

Internet address : www.fortis.com
E-mail address : info@fortis.com